UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name: Makoto Umemiya
Title: Senior Executive Officer / Group CFO

March 28, 2022

Company:	Mizuho Financial Group, Inc.
Representative:	President & Group CEO Masahiro Kihara
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock code:	8411 (First Section of Tokyo Stock Exchange)

Businesses in Connection with the Russia-Ukraine Situation

Our group’s activities in Russia are conducted through AO Mizuho Bank (Moscow), our Russian subsidiary, which primarily provides services to Japanese and multinational companies operating in Russia. In addition, the London Branch of Mizuho Bank, Ltd. engages in transactions with Russian corporations.

Taking into account the business uncertainties stemming from the Russia-Ukraine situation, we plan to record reserves for possible losses as appropriate. Nevertheless, the previously announced estimates for profit attributable to owners of parent of JPY 530 billion remains unchanged. We will continue to monitor the state of affairs and make the appropriate disclosure as necessary.

(For Reference)

•	Russian Exposure*1: USD 2.87 billion (as of December 31, 2021)

Percentage of Total Exposure: approximately 0.2%

Breakdown of Russian Exposure

Non-Japanese Clients	71%
Russian Clients*2	62%
Japanese Clients	9%
Interbank Transaction including with Central Banks	20%

•	Ukrainian/Belarusian Exposure: None

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*1: Banks consolidated (Mizuho Bank and Mizuho Trust & Banking). Inclusive of loans, commitment lines, gurantee transactions, derivatives-related credit, etc. The amount takes into account guarantee balance according to its ultimately associated country.

*2: Inclusive of project finance transactions.

End

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Our views regarding earnings estimates for fiscal 2021 set forth in this immediate release are based on our assessment of information regarding the business and market environment that are available as of the date of this immediate release and assumptions regarding factors that are currently uncertain and may impact our financial performance. Actual results may differ materially, for example, if our assessment of business and market environment and their impact on our business, financial condition and results of operations proves to be inaccurate. Other factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 29, 2021, both of which are available in the Financial Information section of our web page at www.mizuhofg.com/index.html and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

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